United States securities and exchange commission logo





                              September 15, 2020

       John Wenger
       Chief Financial Officer
       Contact Gold Corp.
       400 Burrard St., Suite 1050
       Vancouver, BC Canada V6C 3A6

                                                        Re: Contact Gold Corp.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 31,
2020
                                                            File No. 024-11290

       Dear Mr. Wenger:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2020 letter.

       Form 1-A/A filed August 31, 2020

       Cover Page

   1. In response to comment 2, we note you revised your cover page to disclose that this offering statement
qualifies the Units, Unit Shares, Warrants, Warrant Shares, Additional
                                                        Units, Additional Unit
Shares, Additional Warrants, Additional Warrant Shares, Broker
                                                        Warrants and Broker
Warrant Shares. Please revise the cover page of the offering circular to clarify the number
of each such security that is being qualified. See Item 1(d) of Part II of Form 1-A. In
addition, please tell us the "aggregate offering price" under the definition set forth in Rule
251(a) and the note to Rule 251(a).
 John Wenger
Contact Gold Corp.
September 15, 2020
Page 2


Risk Factors
The Warrant Indenture governing the Warrants designates the Courts of the Province of British
Columbia as the exclusive forum , page 28

2. We note your revised disclosure that the forum selection provision expressly will not apply to actions arising under the Exchange Act, or the Securities Act, or applicable rules and regulations thereunder. However, we also note your disclosure that the forum selection provision is intended to apply to the fullest extent permitted by applicable law to actions and proceedings arising out of the Warrant Indenture, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the claims subject to the forum selection provision and federal securities law claims. Please revise to clarify the intended application to federal securities law claims, given your disclosure that the provision will not apply to actions arising under the Exchange Act or the Securities Act.
Exhibits

3. We note that your subscription agreement provides that each subscriber consents to the jurisdiction of any state or federal court of competent jurisdiction located within the State
      of Nevada    and no other place    and irrevocably agrees that all
actions and proceedings
      relating to the subscription agreement may be litigated in such courts. Please disclose such provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.
       Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                             Sincerely,
FirstName LastNameJohn Wenger
                                                             Division of
Corporation Finance
Comapany NameContact Gold Corp.
                                                             Office of Energy &
Transportation
September 15, 2020 Page 2
cc:       Kenneth Sam
FirstName LastName